SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                       CERTIFICATE
Cinergy Corp., et al.                  OF
File No.  70-8717                      COMPLETION OF TRANSACTIONS
                                       PURSUANT TO RULE 24

(Public Utility Holding Company Act of 1935)

    With reference to the Declaration on Form U-1, as amended (the "Application"), of Cinergy Corp., a registered holding company ("Cinergy"), and its public utility company subsidiary, The Cincinnati Gas & Electric Company ("CG&E"; and, together with Cinergy, the "Applicants"), in the above proceeding and the Commission's order with respect thereto dated August 21, 1996 (Rel. No. 35-26557) (the "Order"), Applicants hereby notify the Commission that the transactions proposed in the Application have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application and the Order, to wit (unless otherwise defined herein, capitalized terms below have the meanings assigned to them in the Application):

    1. On November 1, 1996 CG&E entered into a sale-leaseback transaction with BNY Leasing Corporation ("BNY") pursuant to which CG&E sold to BNY for a sale price of $21,500,000 certain equipment at CG&E's Woodsdale Generating Station. CG&E will apply proceeds from the sale to general corporate purposes.

    2. Concurrently with the sale of the equipment, CG&E leased the equipment back from BNY under a capital lease with an initial term of five years, expiring October 31, 2001. At the expiration of the initial lease term, the lease may be renewed at mutually agreeable terms, the equipment may be repurchased by CG&E at the original sale amount or the equipment may be resold by CG&E on behalf of BNY.

    3. Lease payments will consist of interest only, at a rate equal to applicable LIBOR plus 30 basis points.

    4.   The following exhibit is filed herewith:

    F-1(a)         "Past-tense" opinion of counsel

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                   S I G N A T U R E

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

Date:  November 12, 1996

    Cinergy Corp.


    By:/s/William L. Sheafer
    Treasurer

    The Cincinnati Gas & Electric Company


    By:/s/William L. Sheafer
    Treasurer